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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Temecula Valley Bancorp Inc.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

879734200
(CUSIP Number)

Neil M. Cleveland
28046 Del Rio Road, Suite C
Temecula, California 92590
(951) 676-4148
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879734200

1	Names of Reporting Persons. Ryan Heslop
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	496,576
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	496,576
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Ariel Warszawski
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	496,576
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	496,576
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	496,576
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	496,576
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	496,576
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	496,576
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Management Company GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	496,576
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	496,576
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. FVP Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	219,343
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	219,343
11	Aggregate Amount Beneficially Owned by Each Reporting Person 219,343
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP US-Q, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	277,233
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	277,233
11	Aggregate Amount Beneficially Owned by Each Reporting Person 277,233
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

The title and class of the securities which this statement on Schedule 13D (this “Statement”) relates is the Trust Preferred Securities (“Shares”), of Temecula Valley Bancorp Inc. (the “Issuer”). The principal executive office of the Issuer is located at 28046 Del Rio Road, Suite C, Temecula, California 92590.

Item 2. Identity & Background

(a)
This Statement is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with the FVP Master Fund, “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds pursuant to investment management agreements, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the shares reported in this Statement. Messrs. Heslop and Warszawaki, Firefly Partners, Firefly Management and FVP GP may be deemed to share with the Funds voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)	The Principal Business Office of the FVP Master Fund is:

c/o dms Corporate Services, Ltd.
P.O. Box 1344
dms House
20 Genesis Close
Grand Cayman, KY1-1108
Cayman Islands

The Principal Business Office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP, Firefly Management and the FVP Fund is:

551 Fifth Avenue, 36th Floor
New York, NY 10176

(c)	The principal business of the Reporting Persons is to invest and trade in a wide variety of securities and financial instruments. Each of the Reporting Persons is engaged in the investment business.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Messrs. Heslop and Warszawski are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The gross investment costs (including commissions, if any) of the Shares purchased by the Reporting Persons is approximately $135,259.66, at purchase prices ranging from $0.05 to $0.6155 per Share. The source of these funds was the working capital of the Funds, for which Firefly Partners act as investment manager.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, without a view toward affecting a material change to the Issuer’s business, structure, leadership, organization, dividend policy or capitalization or the listing of Issuer’s securities. The Reporting Persons may make, or cause to be made, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed of, any or all of the Shares held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Persons, in their individual capacities, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value. However, Reporting Persons’ recommendations may be ineffective in causing any such change due to the fact that Issuer has filed a voluntary petition for relief pursuant to Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the Central District of California, Bankruptcy Case No. 6:09-bk-36828-PC. The interim bankruptcy trustee is Helen Frazer, 12800 Center Court Drive, Suite 300, Cerritos, California 90703. The trustee is responsible for the wind-up of the Issuer’s business.

Item 5. Interest in Securities of the Issuer

a.	The responses of the Reporting Persons to Items (11) and (13) on the cover pages of this Statement are incorporated herein by reference. The total number of Shares outstanding is 2,213,750.

b.	The responses of the Reporting Persons to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

c.	See Items 3 and 4, above. The transactions in the Issuer’s securities by each of FVP Master Fund and FVP Fund in the last sixty days are listed as ANNEX A attached hereto and made a part hereof.

d.	None.

e.	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

The responses of Reporting Persons to Item 2, Item 3, and Item 4 are incorporated herein by reference. Except for the investment management agreements described in Item 2 above, or as otherwise set forth in this Statement, none of the Reporting Persons, nor any other entities or persons described in Item 2, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits, or loss, nor the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhbit No.	Document

99.1
Joint Filing Agreement, dated April 23, 2010, among Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company, LLC, FVP Master Fund, L.P. and FVP US-Q, LP to file this joint statement on Schedule 13D.

ANNEX A

Account	Date	Buy/Sell	Number of Shares1	Price per Share ($)
FVP Master Fund	March 18, 2010	Buy	4,844	0.0500
FVP Fund	March 18, 2010	Buy	6,056	0.0500
FVP Master Fund	March 19, 2010	Buy	26,313	0.0837
FVP Fund	March 19, 2010	Buy	32,897	0.0837
FVP Master Fund	March 22, 2010	Buy	7,022	0.1000
FVP Fund	March 22, 2010	Buy	8,778	0.1000
FVP Master Fund	March 23, 2010	Buy	889	0.1000
FVP Fund	March 23, 2010	Buy	1,111	0.1000
FVP Master Fund	March 30, 2010	Buy	85,991	0.1300
FVP Fund	March 30, 2010	Buy	107,509	0.1300
FVP Master Fund	March 31, 2010	Buy	5,624	0.1500
FVP Fund	March 31, 2010	Buy	7,031	0.1500
FVP Master Fund	April 1, 2010	Buy	1,292	0.1500
FVP Fund	April 1, 2010	Buy	1,658	0.1500
FVP Master Fund	April 6, 2010	Buy	897	0.1500
FVP Fund	April 6, 2010	Buy	1,153	0.1500
FVP Master Fund	April 21, 2010	Buy	54,336	0.4455
FVP Fund	April 21, 2010	Buy	69,775	0.4455
FVP Master Fund	April 22, 2010	Buy	32,135	0.6115
FVP Fund	April 22, 2010	Buy	41,265	0.6115

1 All transactions relate Trust Preferred shares, as described in Item 1 herein.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2010	/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of each of the Funds) and Firefly Management (for itself and as general partner of Firefly Partners)